

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Paul J. Zepf
Chief Executive Officer
Global Partner Acquisition Corp II
7 Rye Ridge Plaza, Suite 350
Rye Brook, NY 10537

     Re: Global Partner Acquisition Corp II
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 18, 2022
          File No. 001-39875

Dear Paul J. Zepf:

     We have reviewed your August 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.   We note your response to comment 1 which indicates a current 5.9% interest in your sponsor by non-U.S. persons. So that investors will have better context to assess the risk, please revise your proposed risk factor to also disclose where these foreign investors are from and their identity.

Paul J. Zepf
Global Partner Acquisition Corp II
August 31, 2022
Page 2

    You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Anthony Ain, Ellenoff Grossman & Schole LLP